Exhibit 3.1.7

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ACA CAPITAL HOLDINGS, INC.

It is hereby certified that:

1.             The name of the corporation (hereinafter called the “Corporation”) is ACA Capital Holdings, Inc.

2.             The certificate of incorporation of the Corporation is hereby amended by adding the following definition to Article 4, Section 4.8.5:

“Sponsors” shall mean, collectively, (a) BSMB/ACA LLC, (b) SF Holding Corp. (f/k/a Stephens Group, Inc.), (c) Drawbridge Special Opportunities Fund L.P, (d) Third Avenue Trust, on behalf of Third Avenue Value Fund, (e) Third Avenue Trust, on behalf of Third Avenue Small-Cap Value Fund Series, (f) Chestnut Hill ACA, LLC, (g) Life Investors Insurance Company of America, Transamerica Life Insurance Company, FW ACA Investors, L.P., (h) Banc of America Strategic Investments Corporation, (i) Insurance Partners, L.P., (j) Insurance Partners Offshore (Bermuda) L.P., and (k) IP/MCLP, L.L.C.

3.             The certificate of incorporation of the Corporation is hereby further amended by adding the following Section 4.8.7 to Article 4:

4.8.7.                     Business Opportunities.

To the fullest extent permitted by Section 122(17) of the General Corporation Law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any of the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Corporation and its subsidiaries), even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such person shall be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries unless, in the case of any such person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation. Any person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 4.8.7. Neither the alteration, amendment or repeal of this Section 4.8.7 nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 4.8.7 shall eliminate or reduce the effect of this Section 4.8.7 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 4.8.7, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

3.  The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, ACA Capital Holdings, Inc. had caused this certificate to be signed by its authorized officer this 27th day of September, 2006.

ACA CAPITAL HOLDINGS, INC.

By:	/s/ Nora J. Dahlman
Name: Nora Dahlman
Title: General Counsel, Secretary and Authorized Person